SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    T__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement regarding acquisition of 50% equity interest of Shanghai SECCO by China Petroleum & Chemical Corporation (the “Registrant”);
2.          An announcement regarding proposed appointment of director;
3.          An announcement regarding proposed amendments to the articles of association and the rules and procedures for the board of directors' meeting; and
4.          Announcement regarding resolutions of the 13th meeting of the sixth session of the board of directors;
Each made by the Registrant on April 27, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 00386)

Discloseable Transaction
Acquisition of 50% Equity Interest of Shanghai SECCO

THE ACQUISITION AGREEMENT

The Board is pleased to announce that on 27 April 2017, Gaoqiao Petrochemical (a subsidiary of the Company), BP Chemicals and the Company entered into the Acquisition Agreement, pursuant to which Gaoqiao Petrochemical conditionally agreed to purchase and BP Chemicals conditionally agreed to sell the Equity Interest at a total consideration of US$1,681,500,000 (subject to adjustment), and the Company (as Gaoqiao Petrochemical's controlling shareholder) shall use its commercially reasonable endeavours to procure the Completion of the Acquisition. Upon completion of the Acquisition, the Target Company will be held as to 50% by Gaoqiao Petrochemical, 30% by the Company and 20% by Shanghai Petrochemical.

IMPLCATIONS UNDER THE LISTING RULES

As one or more of the applicable percentage ratios (as defined under the Listing Rules) in respect of the Acquisition is more than 5% but less than 25%, the Acquisition constitutes a discloseable transaction for the Company and is therefore subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that on 27 April 2017, Gaoqiao Petrochemical (a subsidiary of the Company), BP Chemicals and the Company entered into the Acquisition Agreement, pursuant to which Gaoqiao Petrochemical conditionally agreed to purchase and BP Chemicals conditionally agreed to sell the Equity Interest at a total consideration of US$1,681,500,000 (subject to adjustment), and the Company (as Gaoqiao Petrochemical's controlling shareholder) shall use its commercially reasonable endeavours to procure the Completion of the Acquisition. Upon completion of the Acquisition, the Target Company will be held as to

50% by Gaoqiao Petrochemical, 30% by the Company and 20% by Shanghai Petrochemical.

THE ACQUISITION AGREEMENT

The principal terms of the Acquisition Agreement are summarised below.

1.	Date
27 April 2017

2.	Parties
(i)	Gaoqiao Petrochemical (as Buyer)
(ii)	BP Chemicals (as Vendor)
(iii)	The Company

To the best of the Director’s knowledge, information and belief having made all reasonable enquiries, BP Chemicals and its ultimate beneficial owner are Independent Third Parties.

3.	The Acquisition Subject
Pursuant to the Acquisition Agreement, Gaoqiao Petrochemical conditionally agreed to purchase and BP Chemicals conditionally agreed to sell 50% of the existing equity interest of the Target Company.

4.	Consideration
The total consideration of the Acquisition was US$1,681,500,000 which, less any dividends that may be paid by the Target Company to BP Chemicals from the date of the Acquisition Agreement to the Date of Legal Title Transfer (inclusive), shall be payable in accordance with the terms and conditions of the Acquisition Agreement.

The Consideration will be satisfied by self-raised funds of Gaoqiao Petrochemical. The Consideration was determined after arm’s length negotiations between the parties to the Acquisition Agreement with reference to (i) the valuation results of the net assets of the Target Company prepared by the Valuer as of the Reference Date, (ii) the production, operation and financial position of the Target Company, (iii) the future planning for development and strategic synergy with the Group, while the Company had also taken into consideration of other comparable transactions and businesses.

Pursuant to the valuation results as of 31 December 2016, being the Reference Date, prepared by the Valuer using the asset-based method, the appraised value of the net assets of Target Company is RMB19.489 billion.

5.	Terms of Payment
Gaoqiao Petrochemical shall pay in full the Consideration in US$ as soon as possible following the Date of Legal Title Transfer:

If the Condition Precedent (1) set out below is satisfied (or waived in accordance with the Acquisition Agreement):

(1)	on or before 15 August 2017, the Buyer shall pay 100% of the Consideration (rounded to the nearest US$) to the Vendor by no later than the First Long-stop Date;

(2)
at any time after 15 August 2017 but on or before 15 September 2017, the Buyer shall pay 80% of the Consideration (rounded to the nearest US$) to the Vendor by no later than the First Long-stop Date and any amount of the Consideration remaining unpaid to the Vendor after the First Long-stop Date (rounded to the nearest US$) to the Vendor by no later than the Second Long-stop Date; or

(3)
at any time after 15 September 2017 but on or before 15 October 2017, the Buyer shall pay 75% of the Consideration (rounded to the nearest USD) to the Vendor by no later than the First Long-stop Date and any amount of the Consideration remaining unpaid to the Vendor after the First Long-stop Date (rounded to the nearest US$) to the Vendor no later than the Third Long-stop Date;

(4)
at any time after 15 October 2017, the Buyer shall pay 75% of the Consideration (rounded to the nearest US$) to the Vendor by no later than the First Long-stop Date and any amount of the Consideration remaining unpaid to the Vendor after the First Long-stop Date (rounded to the nearest US$) to the Vendor no later than the Fourth Long-stop Date,

In each case, the Buyer shall make the payment in US$ and credited to the Vendor’s    nominated account.

6.	Conditions Precedent
Completion of the Acquisition shall be conditional upon fulfillment of the following conditions:

(1)
evidence having been received by the Vendor that a merger control notification has been submitted to, and accepted by, MOFCOM under the Anti-Monopoly Law of the PRC, and that the Acquisition has been cleared by MOFCOM under the Anti-Monopoly Law of the PRC;

(2)
the Buyer having obtained and delivered to the Vendor a Valuation Report, with the valuation result in respect of the Equity Interests in the Valuation Report allowing the parties to the Acquisition Agreement to complete the Acquisition validly, in accordance with applicable laws and the Acquisition Agreement;

(3)	Buyer having delivered to the Vendor the duly executed standby letters of credit substantially in the form set out in the Acquisition Agreement;

(4)	MOFCOM having issued a receipt evidencing the completion of all necessary filings as may be required by MOFCOM in connection with the Acquisition;

(5)
SAIC having issued an updated business license and all necessary filings and registrations in connection with the Acquisition having been made with the competent PRC tax authority and SAFE or the competent bank ; and

(6)	the Vendor having received all duly executed waivers on the pre-emptive rights in relation to the Acquisition as required under the Equity Joint Venture Contract issued by Shanghai Petrochemical.

The Buyer and the Vendor may jointly waive, by agreement in writing between the Buyer and the Vendor, the above Precedent Conditions (1), (2) and (4) to (6). The Vendor may in its sole and absolute discretion waive the above the Precedent Condition (3) by notice in writing to the Buyer.

7.	Completion

Completion shall occur only when all amounts due under the Acquisition Agreement have been received in full by the Vendor.

8.	Representatives and Warranties

Vendor’s Warranties

The Vendor warrants to the Buyer that each of the Vendor’s Warranties is true and accurate as at the date of the Acquisition Agreement and that the Vendor’s Warranties will be true and accurate as at the Date of Legal Title Transfer as if repeated immediately before the Date of Legal Title Transfer by reference to the facts and circumstances subsisting at that date on the basis that any reference in these warranties, whether express or implied, to the date of the Acquisition Agreement is substituted by a reference to the Date of Legal Title Transfer.

The Vendor’s Warranties shall not in any respect be extinguished or affected by Legal Title Transfer or Completion.

Buyer’s Warranties and the Company's Warranties

(1)
the Buyer warrants to the Vendor that each of the Buyer’s Warranties is true and accurate as at the date of the Acquisition Agreement and that the Buyer’s Warranties will be true and accurate as at each Payment Date as if repeated immediately before each Payment Date by reference to the facts and circumstances subsisting at that date on the basis that any reference in these warranties, whether express or implied, to the date of the Acquisition Agreement is substituted by a reference to Payment Date.

(2)	the Company warrants to the Vendor that each of the warranties made by the Company set out in relevant schedule of the Acquisition Agreement is true and accurate as at the date of the Acquisition Agreement and that such warranties will be true and accurate as at each Payment Date as if repeated immediately before each Payment Date by reference to the facts and circumstances subsisting at that date on the basis that any reference in these warranties, whether express or implied, to the date of the Acquisition Agreement is substituted by a reference to Payment Date.

(3)	the Buyer’s Warranties and the warranties set out in relevant schedule of the Acquisition Agreement shall not in any respect be extinguished or affected by Completion.

9.	Termination

If any of the above Conditions Precedent (1) through (4) or Condition Precedent (6) is not satisfied in accordance with the Acquisition Agreement by the First Long-stop Date, the Acquisition Agreement shall be terminated by way of written notice issued by the relevant parties pursuant to the terms of the Acquisition Agreement. If the Acquisition Agreement is terminated for any reason not attributable to BP Chemicals, the Company will waive the rights in relation to its pre-emptive rights under the Equity Joint Venture Contract when BP Chemicals sells its equity interest in the Target Company in the following 12 months, conditional on (i) the consideration of the equity interest shall not be less than an amount equal to US$1,681,500,000 and (ii) the buyer of the equity interest will not renegotiate the terms of the Equity Joint Venture Contract.

INFORMATION ON THE TARGET COMPANY
The Target Company is a limited liability company established in the PRC on 29 October 2001 with a registered capital of US$1,051,526,582 and is principally engaged in the production and sale of ethylene, polyethylene (PE), styrene monomer (SM), polystyrene (PS) propylene, acrylonitrile (AN), polypropylene (PP), butadiene, aromatics and byproducts; the sale of self-purchased production material and the provision of after-sales service and relevant technical consultation; the application and development of polymers and the provision of auxiliary utilities service to suppliers and processors. The Target Company is located in the Shanghai Chemical Industry Park and has 13 chemical facilities leading by ethylene cracking unit with production capacity of 1.09 million ton per year.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, BP Chemicals and its ultimate beneficial owner are Independent Third Parties. Upon Completion, the Target Company will become a non-wholly owned subsidiary of the Company and its financial results will be consolidated in the consolidated financial statements of the Company.

The following is the financial information of the Target Company extracted from its audited financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises for the year ended 31 December 2016 and 2015 respectively:

Unit: RMB
	For the year ended 31 December 2016	For the year ended 31 December 2015
Net profit before taxation	5,030,058,853	2,919,286,472
Net profit after taxation	3,778,739,365	2,194,776,345

REASONS FOR AND BENEFITS OF THE ACQUISITION

Currently, the Target Company, with a good track record of performance in business, is a mutual supplier of feedstocks with Gaoqiao Petrochemical and Gaoqiao Petrochemical is the main naphtha supplier for the Target Company. Upon Completion of the Acquisition, the Target Company will become a controlled subsidiary of the Company, which helps build synergy through integration with Gaoqiao Petrochemical's refinery projects and is expected to maintain good profitability, thus further improve the Company's financial performance. In addition, the Completion of the Acquisition will help facilitate the building of the refining-chemical base in Shanghai among the Company's big four refining-chemical bases.

In view of the above, the Board considers that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES
As one or more of the applicable percentage ratios (as defined under the Listing Rules) in respect of the Acquisition is more than 5% but less than 25%, the Acquisition constitutes a discloseable transaction for the Company and is therefore subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

INFORMATION ON THE PARTIES

1.	Gaoqiao Petrochemical
Gaoqiao Petrochemical is a company with limited liability established in the PRC and is principally engaged in the processing of crude oil; the production and sale of refined oil, liquefied petroleum gas (LPG), naphtha, fuel oil, lubricant and other chemical products; the import and export of goods and technologies; the research and development of petrochemical technologies, information and alternative energy products; and technical development, technical services, industrial investment and investment management in relevant fields.

2.	BP Chemicals
BP Chemicals is a holding company incorporated in England and Wales in 2001 by BP Global Investments Limited to support and manage its equity interests in Shanghai SECCO.

3.	The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

"Warranties"	the representations and warranties set out in the relevant schedule of the Acquisition Agreement
"Company"	China Petroleum & Chemical Corporation
"Group"	the Company and its subsidiaries from time to time
"BP Chemicals" or "Vendor"
BP Chemicals East China Investments Limited (company number 04152953), a company incorporated in England and Wales, with its registered office at Chertsey Road, Sunbury on Thames, Middlesex, TW16 7BP, United Kingdom

"Consideration"
the total consideration of the Acquisition of US$1,681,500,000 which, less any dividends paid by the Target Company to the Vendor from the date of the Acquisition Agreement to the Date of Legal Title Transfer (inclusive), shall be paid to the Vendor

"Second Long-stop Date"	15 January 2018, or such later date as the Vendor and the Buyer may agree in writing
"Third Long-stop Date"	15 February 2018, or such later date as the Vendor and the Buyer may agree in writing
"Fourth Long-stop Date"	15 March 2018, or such later date as the Vendor and the Buyer may agree in writing
"Board"	the board of directors of the Company
"Directors"	the directors of the Company, and a “Director” means any one of them
"Independent Third Party(ies)"	any person or company not connected with any Director, chief executive or substantial shareholder of the Company and its subsidiaries or any of their respective associates
"Date of Legal Title Transfer"	the date shown on the updated business license of the Target Company issued by the SAIC
"Legal Title Transfer"
the registration of the Buyer as the owner of the Equity Interests with the SAIC and the issuance of the updated business licence of the Target Company by the SAIC in accordance with the Acquisition Agreement

"Payment Date"	each date on which a payment of Consideration is made by the Buyer
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Gaoqiao Petrochemical" or "Buyer"	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd., a non-wholly owned subsidiary of the Company

"SAIC"	PRC State Administration of Industry and Commerce or its competent local counterpart(s)
"Equity Interest"	50% interest in the registered capital of the Target Company legally and beneficially owned by the Vendor
"Equity Joint Venture Contract"
the equity joint venture contract dated 31 August 2001 entered into among the Vendor, the Company and Shanghai Petrochemical in relation to the establishment of the Target Company, as amended from time to time

"SASAC"	the State-owned Assets Supervision and Administration Commission under the State Council or its competent local counterpart(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	US dollars, the lawful currency of the United States of America
"Target Company" or "Shanghai SECCO"	Shanghai SECCO Petrochemical Company Limited, a company established in the PRC with limited liability
"Reference Date"	31 December 2016
"Valuer"	China United Assets Appraisal Co., Ltd.
"Valuation Report"	a valuation report issued by a State-owned assets valuation firm acceptable to SASAC and filed with the competent government entities
"RMB"	Renminbi, the lawful currency of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Shanghai Petrochemical"	Sinopec Shanghai Petrochemical Company Limited, a non-wholly owned subsidiary of the Company
"MOFCOM"	PRC Ministry of Commerce or its competent local counterpart(s)
"First Long-stop Date"	11 December 2017, or such later date as the Vendor and the Buyer may agree in writing
"Acquisition"	the acquisition of 50% equity interest of the Target Company by Gaoqiao Petrochemical pursuant to the Acquisition Agreement
"Acquisition Agreement"	the Equity Interest Purchase Agreement dated 27 April 2017 by and among Gaoqiao Petrochemical, BP Chemicals and the Company in respect of the Acquisition
"SAFE"	PRC State Administration of Foreign Exchange or its competent local counterpart(s)
"Completion"	the completion of the sale and purchase of the Equity Interests pursuant to the Acquisition Agreement
"Conditions Precedent"	the conditions precedent to the completion of the Acquisition
"PRC" or "China"	the People’s Republic of China

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
27 April 2017

As of the date of this announcement, directors of the Company are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Yan Yan+, Tang Min+ and Fan Gang+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Appointment of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or “Company”) has proposed to appoint Mr. Li Yunpeng as a non-executive director of the Company (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the annual general meeting of the Company for 2016 (the “AGM”).

The biography details of Mr. Li Yunpeng are set out below:

Li Yunpeng, aged 58. Mr. Li is a senior administration engineer with a master degree in engineering. In January 1998, he was appointed as deputy General Manager of Executive Division of China Ocean Shipping (Group) Company ("COSCO"); in September 1998, he served as Deputy Secretary of Discipline Inspection Committee, Director of Supervision Office and concurrently served as General Manager of Supervision Division of COSCO; in November 1999, he was appointed as General Manager of Human Resource Division of COSCO; and in September 2000, he served as Head of Organization Department of COSCO ; in December 2000, he was appointed as Secretary of Communist Youth League Committee of COSCO; in April 2003, he was appointed as Assistant President of COSCO; in April 2004, he served as a member of the Leading Party Member Group and Team Leader of the Discipline Inspection Group of CPC Leading Group of COSCO; in December 2011, he was appointed as Executive Vice President and a member of the Leading Party Member Group of COSCO; in June 2013, he served as President and a member of the Leading Party Member Group of COSCO; in July 2013, he served as Director of COSCO; and in February 2017, Mr. Li was appointed as Deputy Secretary of the Leading Party Member Group and Vice President of China Petrochemical Corporation.

Once the Proposed Appointment is approved by the AGM, Mr. Li will enter into a service contract with Sinopec Corp as a non-executive director of the Company ("Non-executive Director"). Pursuant to provisions in the service contract, the term of Mr. Li shall start from the date on which the Proposed Appointment is approved by the AGM to the date when the term of the 6th Board expires. Mr. Li, as a Non-executive Director, will not receive any remuneration from the Company.

Other than disclosed above, Mr. Li did not hold any directorships in any other listed companies in the last three years and he had no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp.

As at the date of this announcement, Mr. Li does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.

Save as disclosed herein, there are no other matters in relation to the nomination of Mr. Li which shall be disclosed to the shareholders of Sinopec Corp. and The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC, 27 April 2017

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 00386)

Proposed Amendments to the Articles of Association and the Rules and Procedures for the Board of Directors' Meeting

In order to further enhance corporate governance and satisfy business expansion needs of the Company, and taking into account actual situation of the Company, the Board of Directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") proposes to amend the Articles of Association of the Company (the "Articles of Association") and its appendix the Rules and Procedures for the Board of Directors' Meetings of Sinopec Corp. (the "Amendments").

The 13th meeting of the Sixth Session of the Board of Directors of the Company was held on 27 April 2017 and the resolution in relation to the Amendments was reviewed and approved. The Board proposes to amend the Articles of Association and Rules and Procedures for the Board of Directors' Meetings of Sinopec Corp. as follows:

1.	A new clause is proposed to be included as Article 9 in Chapter 1 (General Provisions) of the Articles of Association:

Article 9  In accordance with the Company Law and the Constitution of the Communist Party of China (the "Party"), the Company hereby set up Party organizations and related working organs, and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations. The Party organizations play the role of the leadership core and political core in the Company.
Subsequent existing articles of the Articles of Association will be renumbered accordingly.

2.	A new clause is proposed to be included as Article 109 in Chapter 10 (Board of Directors) of the Articles of Association:

Article 109  When making decisions on significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party organization. When the board of directors appoints the management personnel of the Company, the Party organization shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or the president.

Subsequent existing articles of the Articles of Association will be renumbered accordingly.

3.	Article 12 of the Articles of Association

The current Article 12:

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; residents´ services; transportation agency services; warehousing; operation of self-owned properties; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

is hereby proposed to be amended as follows:

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

4.
Proposes to include a new clause as Article 2 in Chapter 2 (Functions, Powers and Authority of the Board of Directors) of the Rules and Procedures for the Board of Directors' Meetings of Sinopec Corp.:

Article 2  When making decisions on significant matters such as direction of reform and development, key objectives, and priority operational arrangements of the Company, the board of directors should seek advice from the Party organization. When the board of directors appoints the management personnel of the Company, the Party organization shall consider and provide comments on the candidates for management positions nominated by the board of directors or the president, or recommend candidates to the board of directors and/or the president.

Subsequent existing articles of the Rules and Procedures for the Board of Directors' Meetings of Sinopec Corp. will be renumbered accordingly.

General
The Amendments are subject to approval at the annual general meeting for the year 2016 (the “AGM”). A circular containing, among other things, details of the proposed Amendments,

and a notice of the AGM, will be despatched to the holders of H shares of Sinopec Corp. in due course.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
27 April 2017

As of the date of this announcement, directors of the Company are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Yan Yan+, Tang Min+ and Fan Gang+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement of Resolutions of the 13th Meeting of the Sixth Session of the Board of Directors

The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The written notice of 13th meeting (the “Meeting”) of the Sixth Session of the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) was despatched on 12 April 2017 and the Meeting was held by way of written resolution on 27 April 2017.

The notification and convening of the Meeting had complied with the requirements of the relevant laws, administrative regulations, departmental rules, normative documents and the Articles of Association of Sinopec Corp. (the “Articles of Association”). After discussion and deliberation, all directors unanimously approved the following resolutions:

I.	The 2017 First Quarterly Report of the Company.

Please refer to the 2017 First Quarterly Report of China Petroleum & Chemical Corporation published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (http://www.hkexnews.hk) on the same date by the Company for details.

II.	Resolution on the acquisition of equity interest in Shanghai SECCO Petrochemical Company Limited by Sinopec Shanghai Gaoqiao Petroleum and Chemical Limited.

Please refer to the relevant announcement published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange (http://www.hkexnews.hk) on the same date by the Company for details.

III.	Resolution on adjusting parameters for appraisal of project returns of Sinopec Corp.

IV.	Resolution on proposed election of director of the Company at the General Meeting.

It was agreed that Mr. Li Yunpeng be nominated as a candidate for appointment as a non-executive director for the Sixth Session of the Board of Directors of Sinopec Corp., and the proposed election would be submitted for consideration and approval at the general meeting of the Company. The aforesaid nomination was agreed by all independent non-executive directors of the Company. It was agreed that the Secretary to the Board was authorised to be responsible for handling the various relevant procedures in respect of, among other things, application, reporting for approval, registration and filing required for the election of director on behalf of Sinopec Corp.

Please refer to the announcement in relation to proposed election of director of the Company published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) on the same date by the Company for details.

V.	Resolution on amendments to the Articles of Association and the Rules of Procedures of Board Meeting.

It was agreed to amend the Articles of Association and the Rules of Procedures of Board Meeting and to submit for consideration and approval at the general meeting of the Company, and the Secretary to the Board was authorised to be responsible for handling the various relevant procedures in respect of, among other things, application, reporting for approval, registration and filing required for making the aforesaid amendments to the Articles of Association and Rules of Procedures of Board Meeting (including making amendment to the wordings in accordance with the requirement of the relevant regulatory authorities) on behalf of Sinopec Corp.

Please refer to the announcement in relation to the amendments to the Articles of Association and the Rules of Procedures of Board Meeting published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange (http://www.hkexnews.hk) on the same date by the Company for details.

VI.	Resolution on the plan of Overseas Listing of Sinopec Marketing Co., Ltd.

Sinopec Marketing Co., Ltd. (中国石化销售有限公司) (“Marketing Company”), a majority-owned subsidiary of the Company, is approved to carry out overseas listing of its shares (the “Overseas Listing” or “Spin-off Listing”), after its conversion (the “Conversion”) into a joint stock limited liability company with the name “中国石化销售股份有限公司 (Sinopec Marketing Co., Ltd.)” (“Sinopec Marketing”), of which the main objectives are to further deepen the reform of systems and mechanisms, stimulate the business vitality, enhance the competitiveness, activate the tremendous potential for development of the emerging business (non-fuel), strengthen and expand the marketing business of refined oil products and natural gas for automobiles (the “fuel business”) and the emerging business (non-fuel), and enhance the overall enterprise value of the

Company. The Overseas Listing plan is as follows:

1.	Issuer: 中国石化销售股份有限公司 (Sinopec Marketing Co., Ltd.)

2.	Type of securities to be issued: Overseas listed foreign invested shares (the "Overseas-listed Shares").

3.	Par value per share: RMB1.00

4.
Offering size: According to regulation requirements and Marketing Company’s funding need for future development, the number of  Overseas-listed Shares to be issued will be 10% of the total share capital after issuance (before the exercise of the over-allotment option). The over-allotment option to be granted to the underwriter(s) in accordance with market condition will not exceed 15% of the number of Overseas-listed Shares to be issued (before the exercise of the over-allotment option). The number of shares to be issued shall be finally determined by Sinopec Marketing’s board of directors and/or its authorised persons as authorised by Sinopec Marketing’s general meeting according to applicable laws, approvals by regulatory authorities and the market conditions.

5.
Target subscribers: Foreign investors meeting relevant conditions and qualified domestic investors that are entitled to invest in foreign securities pursuant to relevant laws of the People’s Republic of China (“PRC”).

6.
Offering price: The final offering price will be negotiated and determined together by Sinopec Marketing’s board of directors and/or its authorised persons as authorised by Sinopec Marketing’s general meeting and the underwriter(s) after full consideration of the interests of the shareholders of Sinopec Marketing in accordance with international capital market conditions, the normal valuation level of the industry that Sinopec Marketing engages in, conditions of subscriptions at the time of the issuance, as well as the results of roadshow and bookbuilding.

7.
Issuing date: The Overseas Listing will be completed at an optimal market window within the effective period of the resolutions of the general meeting of Sinopec Marketing in due course. The specific issuing date will be determined by Sinopec Marketing’s board of directors and/or its authorised persons as authorised by the general meeting of Sinopec Marketing after taking into account the capital market conditions and approval progress of domestic and overseas regulatory authorities.

8.
Transfer / Reduction of state-owned shares: upon the public offering of new shares by Sinopec Marketing, its state-owned shareholders shall perform their obligation in relation to the transfer / reduction of state-owned shares in accordance with relevant laws and regulations of PRC. The detailed arrangement is subject to the approvals from relevant competent authorities.

9.
Use of proceeds: The proceeds shall be used to develop the primary businesses including the fuel business and the emerging business (non-fuel), as well as optimise the asset-liabilities structure. The detailed use of proceeds is subject to the disclosure in Sinopec Marketing’s prospectus for the Overseas Listing.

Given that the above is a preliminary plan which is subject to the approval by Sinopec Marketing’s board of directors and at the general meeting, as well as the approval by domestic and overseas regulatory authorities including State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), China Securities Regulatory Commission (“CSRC”), etc., it will be proposed to the general meeting of the Company that the Board and its authorised persons will be authorised to determine or adjust the Overseas Listing plan of Sinopec Marketing dependent on specific conditions, in order to facilitate the application for the Overseas Listing.

Upon the Overseas Listing of Sinopec Marketing, the Company will retain a majority shareholding in Sinopec Marketing, and Sinopec Marketing will remain as a majority-owned subsidiary of the Company.

VII.	Resolution on the compliance of the Overseas Listing of Sinopec Marketing Co., Ltd. with the Circular on Issues in Relation to Regulating Overseas Listing of Subsidiaries of Domestic-Listed Companies.

The Overseas Listing of Marketing Company is in compliance with the requirements prescribed in the Circular on Issues in Relation to Regulating Overseas Listing of Subsidiaries of Domestic Listed Companies (Zheng Jian Fa [2004]No. 67).

1.	The listed company has been profitable in the latest three consecutive years.

According to the Company’s financial statements prepared in accordance with PRC Accounting Standards for Business Enterprises (“ASBE”) and audited by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the net profits attributable to equity shareholders of the Company were RMB47,430 million (restated figure in the audited financial statements for the year 2015), RMB32,281 million (restated figure in the audited financial statements for the year 2016), and RMB46,416 million for the year 2014, 2015 and 2016, respectively, which complies with the provision of “profitable in the latest three consecutive years”.

2.
The businesses and assets in which the listed company has invested with the proceeds from its share issues and fundraisings within the latest three financial years shall not be used as its capital contribution to the subsidiary for the purpose of applying for overseas listing.

Since January 2014, the Company has not used the business and assets in which the Company has invested with proceeds from share issues or fundraisings within the latest three financial years as capital contribution to Marketing Company for the purpose of applying for overseas listing.

3.
The net profit of the subsidiary that the listed company is entitled to according to the equity interests in the consolidated financial statements for the latest financial year shall not exceed 50% of the net profit in the consolidated financial statements of the listed company.

According to the financial statements of the Company and Marketing Company for the year 2016 prepared in accordance with ASBE and audited by PwC, the net profit of Marketing Company that the Company is entitled to according to the equity interests in the consolidated financial statements does not exceed 50% of the Company’s net profit in its consolidated financial statements for the year 2016.

4.
The net assets of the subsidiary that the listed company is entitled to according to the equity interests in the consolidated financial statements for the latest financial year shall not exceed 30% of the net assets in the consolidated financial statements of the listed company.

According to the financial statements of the Company and Marketing Company for the year 2016 prepared in accordance with ASBE and audited by PwC, the net assets of Marketing Company that the Company is entitled to according to the equity interests in the consolidated financial statements do not exceed 30% of the Company’s net assets in its consolidated financial statements for the year 2016.

5.	There is no competition within the same industry between the listed company and the subsidiary, and they are independent from each other in assets and finance, and have no overlapping management.

(1)	There is no competition within the same industry between the listed company and the subsidiary.

Marketing Company is mainly engaged in the storage and logistics, retail sales, direct sales and distribution of petroleum products such as refined oil products, natural gas for automobile and fuel oil, etc., as well as development and operation of emerging business (non-fuel) (such as convenience stores, E-Commerce (Ejoy365.com), auto services, etc.). The principal businesses of the Company (apart of Marketing Company) include the exploration and production, pipeline transportation and sale of oil and gas; petroleum refining and the production, sale, storage and transportation of petrochemical products, coal chemical products, synthetic fiber, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petrochemical and chemical products, and other commodities and technologies, etc.

The Company (apart of Marketing Company) and Marketing Company are engaged in different principal businesses. There is no material competition within the same industry between the Company and Marketing Company.

(2)	The listed company and the subsidiary are independent from each other in assets and finance.

Sinopec Corp. and Marketing Company have their own independent and complete operational relevant assets with clear ownership. Marketing Company has the ownership right or use right to the assets for production and operation. Sinopec Corp. and Marketing Company have set up independent financial departments and established financial accounting and financial management systems for the parent company and its subsidiaries, respectively.

Sinopec Corp. and Marketing Company are independent from each other in assets and finance.

(3)	The management of the listed company and the subsidiary do not hold overlapping positions in each other.

The management of Sinopec Corp. and Marketing Company do not hold overlapping positions in each other.

6.
The shares of the subsidiary held by the directors, senior management and affiliates of the listed company and its subsidiaries shall not exceed 10% of the total share capital of the subsidiary prior to the overseas listing.

Sinopec Corp. is in compliance with the above condition.

7.
The funds or assets of the listed company are not in the occupation of the individual, legal person or other organization and their affiliates which has the de facto controlling power over the listed company, and there are no major connected transactions that would prejudice the interests of the listed company.

Sinopec Corp. is in compliance with the above condition.

8.	The listed company has no acts of major violations of laws or regulations in the latest three years.

Sinopec Corp. is in compliance with the above condition.

In summary, the Overseas Listing of Marketing Company is in compliance with the requirements prescribed in the Circular on Issues in Relation to Regulating

Overseas Listing of Subsidiaries of Domestic Listed Companies (Zheng Jian Fa [2004]No. 67)

VIII.	Resolution on the undertaking of the Company to maintain its independent listing status.

The Company and Marketing Company shall continue to be independent from each other in the aspects of staff, asset, finance, institution, business, etc. They have their respective independent accounting mechanisms and independently undertake liabilities and risks.

The Conversion and subsequent Overseas Listing of Marketing Company will not have material adverse impact on the sustainable operations of the other business segments of the Company, nor will it affect the Company in maintaining its independent listing status, which is in compliance with the applicable laws, regulations, rules and normative documents as well as the requirements prescribed in the Circular on Issues in Relation to Regulating Overseas Listing of Subsidiaries of Domestic Listed Companies (Zheng Jian Fa [2004] No. 67) issued by the CSRC.

IX.	Resolution on the description of the sustainable profitability and prospects of the Company.

The Company maintains good momentum of development at present. The Overseas Listing of Sinopec Marketing will not have material adverse impact on the sustainable operations of the other business segments of the Company. Upon completion of the Overseas Listing of Sinopec Marketing, the Company will retain a majority shareholding in Sinopec Marketing, and continue to consolidate the results of Sinopec Marketing in its financial statements. In the future, Sinopec Marketing will further enhance its competitive advantage in the fuel business, and by way of expanding and developing its emerging business (non-fuel), Sinopec Marketing is expected to continuously improve its profitability. Even taking into account the dilution on the Company’s shareholding in Sinopec Marketing upon completion of the Spin-off Listing, the profit of Sinopec Marketing attributable to the Company is expected to increase, which will help improve the overall financial performance of the Company. In addition, the Overseas Listing of Sinopec Marketing will further enhance the core competitiveness of the Company and promote the sustainable development of the Company.

In summary, upon the Overseas Listing of Sinopec Marketing, the Company is able to continue to maintain favorable sustaining operation ability and profitability. The relevant arrangements of Sinopec Marketing’s Spin-off Listing are in line with the interest of the shareholders of the Company as a whole.

X.	Resolution on the authorisation to the Board and its authorised persons to deal with the Overseas Listing matters of Sinopec Marketing Co., Ltd.

It was approved to propose at the general meeting of the Company to authorise the Board to deal with matters relating to the Overseas Listing of Marketing Company at its full discretion, including but not limited to:

1.
To exercise the shareholders’ right over Marketing Company on behalf of the Company at its full discretion, to make relevant decision(s) which should be made by Sinopec Corp. in relation to the Overseas Listing of Marketing Company (except for matters that are required to be resolved by the general meeting of Sinopec Corp. pursuant to the laws and regulations).

2.
To adjust and modify the relevant matters, plans and contents thereof in relation to the Overseas Listing of Marketing Company in accordance with the specific conditions (except for matters that are required to be resolved by the general meeting of Sinopec Corp. pursuant to the laws and regulations).

3.
To deal with, at its full discretion, relevant matters in respect of the submission of application for the Overseas Listing to CSRC, the relevant overseas stock exchanges and other regulators, including but not limited to the submission of application to CSRC and the relevant overseas stock exchanges for the Spin-off Listing, communication with CSRC and the relevant overseas stock exchanges in respect of the matters relating to the application for the Spin-off Listing, as well as adjustments and modifications to the matters relating to the Overseas Listing of Marketing Company in accordance with the requirements of CSRC and the relevant overseas stock exchanges.

4.
To deal with other specific matters in connection with the Overseas Listing of Marketing Company, including but not limited to the engagement of relevant intermediaries, amendment, execution, delivery and receipt of necessary agreements and legal documents and relevant information disclosure in accordance with applicable regulatory rules.

5.
Upon approval of the aforesaid authorisations by the general meeting of the Company, the Board authorises the Chairman of the Board and his authorised persons to deal with the above matters at their full discretion.

The abovementioned authorisation is valid for 18 months from the date on which the proposal is approved at the Company’s general meeting.

XI.	Resolution on the provision of Assured Entitlement to H-share shareholders of the Company only for the Overseas Listing of Sinopec Marketing Co., Ltd.

As the Company proposes the Overseas Listing of Marketing Company, pursuant to the requirements under the Practice Note 15 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Practice Note 15”), the Company shall have due regard to the interests of its existing shareholders by way of providing the existing shareholders with an assured entitlement to shares of Sinopec Marketing  (the “Assured Entitlement”), either by way of a distribution in specie of existing shares in Sinopec Marketing to existing shareholders, or by way of preferred application and subscription at the offering price in the proposed Overseas Listing of Sinopec Marketing. In order to comply with the requirements under the Practice Note 15, the Company planned to provide the existing shareholders with the Assured Entitlement, but due to the impediments arising from legal and policy perspectives for providing the Assured Entitlement to existing A-share shareholders (including but not limited to overseas stock investment by domestic investors, as well as requirements on the Company’s form of dividend distribution as stated in the Prerequisite Clauses of the Articles of Association of Companies Seeking a Listing Outside the PRC issued by the CSRC and the Articles of Association), the Company proposes to provide the Assured Entitlement to existing H-share shareholders only. The provision of Assured Entitlement to H-share shareholders of the Company is subject to and conditional on the laws and rules of the overseas listing destination and the relevant overseas stock exchange.

XII.
Approved the proposal in relation to convening the first A shareholders class meeting of Sinopec Corp. for 2017 and the first H shareholders class meeting of Sinopec Corp. for 2017. Approved the authorisation to the Secretary to the Board to publish the relevant notices in due course.

The above Resolutions IV to XI will be submitted for consideration and approval at the annual general meeting of Sinopec Corp. for 2016 while the Resolution XI will also be submitted for consideration and approval at the first A shareholders class meeting of Sinopec Corp. for 2017 and the first H shareholders class meeting of Sinopec Corp. for 2017.

The number of votes in favor of all the above resolutions was 10 votes, without objection and abstention votes.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC, 27 April 2017

As of the date of this announcement ,directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28, 2017